Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 I CH-3280 Murten I Schweiz
P +41 (0)26 672 71 11 I F +41 (0)26 670 10 38 I www.saia-burgess.com

02060420

saia-burgess
Smart solutions for comfort and safety

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

NOV 13 2002
D.C. 180 SECTION

Murten, 24.10.2002
Preben Sundenaes I preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 I F +41 (0) 26 670 10 38

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Rule 12g3-2(b) File No. 82-4810

Dear Sirs,

The enclosed press releases as well as the letter to shareholders are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Preben Sundenaes
Group Finance Director

saia-burg
Smart solutions for comfort and safety

Media Information

Saia-Burgess acquires part of the TH-Contact AG assets

As of September 30, 2002 Saia-Burgess has acquired part of the assets of TH-Contact AG of Reinach/BL. TH-Contact AG develops and manufactures industrial switches, which optimally supplement the Saia-Burgess range of products in existing markets. Saia-Burgess is integrating the TH-Contact operations in its competence centre for switches at Gateshead, UK, and will market the products through its world-wide sales network. Saia-Burgess is reckoning with a minimal increase in sales for 2002; for 2003, sales of approx. CHF 4 to 5 million should be achieved with the TH-Contact products.

Murten, 4th October 2002

Further information

Daniel Hirschi, CEO, d.hirschi@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telephone +41 (0)79 374 66 58
www.saia-burgess.com

Saia-Burgess Group

Saia-Burgess whose headquarters are in Murten, Switzerland has its own production locations in Europe, North America and Asia. The Group focuses on strong growth segments in the automotive and industrial areas, and on building automation. The product emphasis is on the development and production of switches, sensors, motors, solenoids, electronic controllers and subsystems. In the 2001 financial year, Saia-Burgess, which is quoted on the SWX, employed 2'898 staff and achieved sales of CHF 458.6 million.

Agenda

Publication of 3rd quarter results

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Press Release

Saia-Burgess Group reports positive nine-month figures

Net profit increased by 28.7 percent compared to previous year

In the first nine months of 2002 the Saia-Burgess Group posted sales of CHF 353.8 million, representing an increase of 1.8 percent over the same period in the previous year (CHF 347.5 million), which corresponds to 5 percent increase after adjustment for exchange rates. The negative effect of exchange rates on sales – as a consequence of the strong Swiss Franc – totalled CHF 8.9 million for the first nine months. The EBITA (Earnings before Interest, Taxes and Amortisation) at CHF 32.0 million (CHF 30.4 million) was up by 5.3 percent, with the EBITA margin coming in at 9.1 percent (8.7 percent). The net profit increased by 28.7 percent to CHF 17.5 million (CHF 13.6 million). Even though the prospects for the fourth quarter 2002 remain rather uncertain, Saia-Burgess believes that it will be able to achieve the full year forecast sales of around CHF 475 million with an EBITA margin of 9.1 to 9.5 percent.

The third quarter 2002 progressed in line with expectations: sales at CHF 114.3 million were 7.8 percent above the comparable figure for the third quarter 2001 (CHF 106.0 million), adjusted for exchange rates the increase amounted to 10.7 percent.

Differing progress reported by the divisions

The three divisions reported differing progress in sales during the first nine months of 2002 compared with the same period in the previous year. The Automotive Division achieved extremely pleasing growth of 12.5 percent. However, there are currently signs of a possible slowdown in the automotive industry and this could have a minor impact on the development of sales during the final weeks of this year. The result of the Industry Division – sales down by 7.0 percent – is being influenced by extremely difficult market conditions; the anticipated upturn in North America has so far not materialised. Sales of the Controls Division were 7.1 percent below the same period in the previous year as the market for industrial automation, particularly in Germany and Italy, remains persistently weak.

Targeted acquisition activity

Having acquired 70 percent of Locking Technologies and Devices GmbH (LTD) in Velbert, D, on the 1st October 2000, Saia-Burgess has now acquired the remaining 30 percent in the third quarter 2002. The earlier than planned purchase of this 30 percent shareholding which had been foreseen for the end of 2003, was carried out in order to optimise the operational efficiency of the sites in Germany.

In addition, the assets of TH-Contact AG in Reinach/BL were acquired at a purchase price of CHF 1 million as of the 30th September 2002. The industrial switches manufactured by TH-Contact provide an ideal addition to the Saia-Burgess product range. Saia-Burgess will be integrating the activities of TH-Contact fully into its Switch Competence Centre in Gateshead, UK, and distributing the products via its worldwide sales network. Saia-Burgess anticipates a minimal contribution to sales for 2002, the target for 2003 is to achieve sales in the range of CHF 4 to 5 million with the TH-Contact products.

Outlook

The upturn in the markets expected at the beginning of the year has not materialised and development in the 4th quarter is currently still difficult to forecast. Providing there is no further deterioration in the economic environment and in the exchange rate situation, Saia-Burgess believes it will be able to meet its full year expectations.

Murten, 22nd October 2002

Except for the historical information contained herein, the statements in this press release are forward-looking statements that involve risks and uncertainties.

Further information

Daniel Hirschi, CEO, d.hirschi@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telephone +41 26 672 72 04, Fax +42 26 670 10 38
www.saia-burgess.com

Saia-Burgess Group

Saia-Burgess whose headquarters are in Murten, Switzerland has its own production locations in Europe, North America and Asia. The Group focuses on strong growth segments in the automotive and industrial areas, and on building automation. The product emphasis is on the development and production of switches, sensors, motors, solenoids, electronic controllers and subsystems. In the 2001 financial year, Saia-Burgess, which is quoted on the SWX, employed 2'898 staff and achieved sales of CHF 458.6 million.

Agenda

25.03.03	Presentation of results to media and investors
08.05.03	Annual Shareholders' Meeting of Saia-Burgess Electronics Holding AG in Murten

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Schweiz
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Letter to Shareholders

Murten, October 22, 2002

Positive nine-month figures
Net profit increased by 28.7 percent compared to previous year

Dear shareholder,

We are pleased to inform you that in the first nine months of 2002 Saia-Burgess posted sales of CHF 353.8 million, representing an increase of 1.8 percent over the same period in the previous year (CHF 347.5 million), which corresponds to 5 percent increase after adjustment for exchange rates. The negative effect of exchange rates on sales – as a consequence of the strong Swiss Franc – totalled CHF 8.9 million for the first nine months. The EBITA (Earnings before Interest, Taxes and Amortisation) at CHF 32.0 million (CHF 30.4 million) was up by 5.3 percent, with the EBITA margin coming in at 9.1 percent (8.7 percent). The net profit increased by 28.7 percent to CHF 17.5 million (CHF 13.6 million).

The third quarter 2002 progressed in line with our expectations: sales at CHF 114.3 million were 7.8 percent above the comparable figure for the third quarter 2001 (CHF 106.0 million), adjusted for exchange rates the increase amounted to 10.7 percent.

Differing progress reported by the divisions
The three divisions reported differing progress in sales during the first nine months of 2002 compared with the same period in the previous year. The Automotive Division achieved extremely pleasing growth of 12.5 percent. However, there are currently signs of a possible slowdown in the automotive industry and this could have a minor impact on the development of sales during the final weeks of this year. The result of the Industry Division – sales down by 7.0 percent – is being influenced by extremely difficult market conditions; the anticipated upturn in North America has so far not materialised. Sales of the Controls Division were 7.1 percent below the same period in the previous year as the market for industrial automation, particularly in Germany and Italy, remains persistently weak.

Targeted acquisition activity
Having acquired 70 percent of Locking Technologies and Devices GmbH (LTD) in Velbert, D, on the 1st October 2000, we have now acquired the remaining 30 percent in the third quarter 2002. The earlier than planned purchase of this 30 percent shareholding which had been foreseen for the end of 2003, was carried out in order to optimise the operational efficiency of the sites in Germany.

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Schweiz
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

In addition, we have acquired the assets of TH-Contact AG in Reinach/BL at a purchase price of CHF 1 million as of the 30th September 2002. The industrial switches manufactured by TH-Contact provide an ideal addition to our product range. We will be integrating the activities of TH-Contact fully into our Switch Competence Centre in Gateshead, UK, and distributing the products via our worldwide sales network. We anticipate a minimal contribution to sales for 2002, the target for 2003 is to achieve sales in the range of CHF 4 to 5 million with the TH-Contact products.

Outlook
The upturn in the markets expected at the beginning of the year has not materialised and development in the 4th quarter is currently still difficult to forecast. Providing there is no further deterioration in the economic environment and in the exchange rate situation, we believe that we will be able to achieve the full year forecast sales of around CHF 475 million with an EBITA margin of 9.1 to 9.5 percent.

Please also visit us on our home page under www.saia-burgess.com where you will find updated information about our Group.

Thank you very much for your confidence in Saia-Burgess.

Yours faithfully,

A. Ocskay

Andreas Z. Ocskay
Chairman of the Board of Directors

Daniel Hirschi
Chief Executive Officer

Agenda

25.03.03	Presentation of results to media and investors
08.05.03	Annual Shareholders' Meeting of Saia-Burgess Electronics Holding AG in Murten